

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2024

Coreen Kraysler
Chief Financial Officer
Netcapital Inc.
1 Lincoln Street
Boston, MA 02111

> **Re: Netcapital Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2023**
> **Response dated April 12, 2024**
> **File No. 001-41443**

Dear Coreen Kraysler:

We have reviewed your April 12, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 29, 2024 letter.

Form 10-K for the fiscal year ended April 30, 2023 filed July 26, 2023

General

1.   We note your response to comment 1. We do not find the response to be sufficiently detailed and, accordingly, we reissue the comment. Please provide a comprehensive, detailed legal analysis regarding whether you and your subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(A) of the Investment Company Act of 1940. In your response, please address, in detail, each of the factors outlined in *Tonapah Mining Company of Nevada*, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

2.   In addition to the analysis requested above, please provide a comprehensive, detailed legal analysis regarding whether the Company and each of its subsidiaries meets the definition of an "investment company" under Section 3(a)(1)(C) of the Investment Company Act of 1940. Please include in your analysis all relevant calculations under

Section 3(a)(1)(C) as of the most recent fiscal quarter end, being sure to identify each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations. Without limiting the generality of the foregoing, please also provide a detailed analysis as to basis of the value ascribed by the Company to NetCapital Funding Portal Inc., MSG Development Corp. and NetCapital Advisors, Inc. and whether such value, in the Company's view, complies with section 2(a)(41) of the Investment Company Act.

Please contact Bonnie Baynes at 202-551-4924 or Rolf Sundwall at 202-551-3105 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets